UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL Eco City, No. 3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 13, 2023, VCI Global Limited, a British Virgin Islands business company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Boustead Securities, LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 1,280,000 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to additional 192,000 Ordinary Shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-268109), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 1, 2022, which was declared effective by the SEC on March 30, 2023.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

On April 17, 2023, the Company closed the Offering. The total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $4,535,650. A final prospectus relating to this Offering was filed with the Commission on April 14, 2023. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “VCIG” on April 13, 2023.

At closing, the Company issued to the Underwriters warrants to purchase an aggregate of up to 89,600 Ordinary Shares at per share price of $4.00, expiring April 13, 2028.

The Company’s officers and directors, all existing stockholders who held Ordinary Shares prior to the initial public offering have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period from 6 to 12 months without the prior written consent of the Representative.

The foregoing summary of the terms of the Underwriting Agreement and Underwriter’s Warrant is subject to, and qualified in its entirety by reference to, copies of the Underwriting Agreement, and Underwriter’s Warrant that are filed as Exhibit 1.1, and 4.1 to this Report on Form 6-K and are incorporated herein by reference.

On April 13, 2023, the Company issued three press releases furnished herewith as Exhibit 99.1, 99.2, and 99.3 announcing the pricing and trading of the Offering and closing its first day of trading on The Nasdaq Capital Market. On April 17, 2023, the Company issued a press release furnished herein as Exhibit 99.4, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VCI Global Limited

Date: April 17, 2023	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated April 13, 2023, by and between the Company and the Representative
4.1	Form of Representative’s Warrants
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Trading of the Company’s Initial Public Offering
99.3	Press Release on Closing Its First Day of Trading of the Company’s Initial Public Offering
99.4	Press Release on Closing of the Company’s Initial Public Offering